SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

NOTICE TO THE SHAREHOLDERS

Under the terms of CVM Instruction no. 358/02, as amended, Gol Linhas Aéreas Inteligentes S.A. (“Company”) hereby informs to its shareholders and to the public that under the Company’s capital increase of R$ 461,272,399.20 approved by the Board of Directors of the Company on July 14, 2015, upon the issuance of 64,065,611 preferred shares at an issue price of R$ 7.20 per share (“Capital Increase”), the Notice to the Shareholders dated as of July 14, 2015 (“Notice”) and the Notice to the Shareholders containing the Annex 30-XXXII of CVM Instruction No. 480/2009, as amended (“Annex”) wrongly considered the amount of shares issued by the Company kept in treasury in the calculation (i) of the percentage of dilution of the shareholders that do not subscribe for any shares during the Capital Increase subscription period and (ii) of the amount of preferred shares resulting from the Capital Increase that each shareholder would be entitled to subscribe per preferred and ordinary share held in the Company’s capital stock.

The purpose of this document is to identify and correct the information that were initially included in the Notice and Annex and to inform the correct information, disregarding the treasury shares in the calculation, and to inform that the Notice and the Annex have been rectified and resubmitted with the correct data on the Brazilian Securities and Exchange Commission’s (Comissão de Valores Mobiliários – CVM) and on the Company’s website.

Therefore, the Company informs to its shareholders and to the public that:

(i)           the correct percentage of dilution of the shareholders that do not subscribe for any shares during the Capital Increase subscription period shall be of 18.533328036% (instead of 18.449835926%, as previously disclosed), considering the subscription and payment of all shares of the Capital Increase, and of 12.223397437% (instead of 12.164086985%, as previously disclosed) considering the subscription and payment of the minimum subscription of R$ 282,356,114.40, as defined in the Notice and Annex.

(ii)          the shareholders of the Company may subscribe 0.227495829 (instead of 0.226239102, as previously disclosed) preferred share arising out of the Capital Increase for each preferred share held by them, and may subscribe 0.006499881 (instead of 0.006463974, as previously disclosed) preferred share arising out of the Capital Increase for each common share held by them, which corresponds to the proportional interest held by the shareholder in the Dividends, pursuant to article 5, paragraph 8 of the Bylaws.

The Company recommends the consultation of the rectified versions of the Notice and Annex resubmitted, on the date hereof, on the Brazilian Securities and Exchange Commission’s (Comissão de Valores Mobiliários – CVM) and on the Company’s website.

São Paulo, July 22, 2015.

Edmar Prado Lopes Neto

Financial Vice-President Officer and Investor Relations Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.